April 13, 2006



United States Securities and
  Exchange Commission
Washington DC, 20549


         RE:  Netsmart Technologies, Inc.
              Registration Statement on Form S-3
              File No. 333-129265

Ladies and Gentlemen:

         In connection with the request by Netsmart Technologies, Inc. (the "Company") for acceleration of the above-referenced registration statement, the Company hereby acknowledges that:

     o Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Sincerely,

                                       /s/Anthony F. Grisanti

                                       Anthony F. Grisanti
                                       Chief Financial Officer